
NYSE
AX
Axos Financial, Inc.
34.9600
axos
FINANCIAL
AX
LISTED
NYSE
211

Axos Q3 Fiscal 2024 Earnings Supplement

April 30, 2024

NYSE: AX

axos
Banking Evolved

Loan Growth by Category for Second Quarter Ended March 31, 2024



		$ Millions		
		Q3 FY24	**Q2 FY24**	**Inc (Dec)**
Single Family Mortgage & Warehouse	Jumbo Mortgage	$ 3,964	$ 3,993	$ (29)
	SF Warehouse Lending	159	99	60
Multifamily & Commercial Mortgage	Multifamily	2,663	2,708	(45)
	Small Balance Commercial	1,338	1,357	(19)
Commercial Real Estate	CRE Specialty	5,220	5,400	(180)
	Lender Finance RE	693	643	50
Commercial & Industrial Non-RE	Lender Finance Non-RE	2,320	2,235	85
	Asset-Based and Cash Flow Lending	1,617	1,189	428
	Capital Call Facilities	891	753	138
Auto & Consumer	Auto	399	419	(20)
	Unsecured/OD	51	59	(8)
Other		2	5	(3)
		$ 19,317	$ 18,860	$ 457

Loans

FDIC Loan Purchase Metrics
as of March 31, 2024

axos

Loan Type	Unpaid Principal Balance (mm)		Weighted-Average Yield Before Accretion of Discount	Weighted-Average LTV		Remaining Term (Months)
Office	$	239	7.5 %	52.2 %		47
Data Center		121	4.2	38.3		18
Land		56	7.9	42.2		17
Other		51	6.8	51.4		15
Industrial		38	6.9	70.7		92
Mixed Use		34	7.4	57.8		36
Retail		27	7.7	49.1		36
Total CRE		**566**	**6.7 %**	**49.6 %**		**37**
Residential		347	6.7	60.8		140
Rent-stabilized / Rent-controlled Multifamily*		330	7.1	74.0		94
Total Multifamily		**677**	**6.9 %**	**67.2 %**		**118**
Total	**$**	**1,243**	**6.8 %**	**59.2 %**		**81**

On December 7, 2023, Axos completed a purchase of $1.25 billion of loans from the FDIC at a 37% discount.

*1,456 units out of 1,457 total units are rent-stabilized; only 1 is rent-controlled

Commercial Real Estate Specialty* Detail
as of March 31, 2024

Loan Type	Balance (mm)	Weighted Avg. LTV	Non-Performing Loans (mm)
Multifamily	$ 1,971	38 % $	11
Hotel	1,045	39	—
SFR	812	42	15
Other	233	28	—
Office	410	37	—
Industrial	554	48	—
Retail	195	46	—
Total $	5,220	40 % $	26



LTV Distribution

- ≤ 50%
- > 50% to 60%
- > 60%

77% 17% 4%

*Includes Commercial Real Estate Specialty loan portfolio only; see Form 10-Q for the quarterly period ended March 31, 2024 for additional details of other loan categories

4

Interest Rate Components of Loan & Lease Portfolio
As of March 31, 2024



Mix of Loan Repricing Types



Fixed 7%

Hybrid 27%

Variable 66%

Fixed/Hybrid Years to Maturity / Repricing*



Years	1/2	1	2	3	5	10	20 +
	691	1,291	2,200	3,456	5,319	6,036	6,099
	11%	21%	36%	57%	87%	99%	100%

*Excludes SF Warehouse Lending and Equipment Leasing. The years to repricing assumes no loan prepayments and reflects only contractual terms.

Of the fixed and hybrid rate loan balances in our portfolio at March 31, 2024, 57% will reprice within 3 years and 87% will reprice within 5 years

Diversified Deposit Gathering
Approximately 90% of deposits are FDIC-insured or collateralized



> - Serves approximately 40% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
> - Software allows servicing of SEC receivers and non-chapter 7 cases

> - Full service digital banking, wealth management, and securities trading

> - 1031 exchange firms
> - Title and escrow companies
> - HOA and property management
> - Business management and entertainment

> - White-label banking

Fiduciary Services $1.2B

Consumer Direct $10.9B

Specialty Deposits $1.3B[2]

Distribution Partners $0.5B

Diversified Deposit Gathering Business Lines

Axos Securities $0.8B[1]

Small Business Banking $0.4B

Commercial & Treasury Management $4.0B

> - Broker-dealer client cash
> - Broker-dealer reserve accounts

> - Business banking with simple suite of cash management services

> - Full service treasury/cash management
> - Team enhancements and geographic expansion
> - Bank and securities cross-sell

*Deposit balances as of March 31, 2024
[1]Excludes approximately $550 million of off-balance sheet deposits
[2]Excludes approximately $700 million of client deposits held at other banks

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Reserve (UCL)



Allowance for Credit Losses (ACL) by Loan Category
as of March 31, 2024



Loans		Loan Balance	ACL $	ACL %
		$ Millions		
Single Family Mortgage & Warehouse	$	4,123	17	0.4 %
Multifamily & Commercial Mortgage		4,001	76	1.9 %
Commercial Real Estate		5,913	83	1.4 %
Commercial & Industrial Non-RE		4,828	72	1.5 %
Auto & Consumer		450	10	2.2 %
Other		2	—	— %
	$	19,317	258	1.3 %

Credit Quality ($ millions)



March 31, 2024	Loans O/S	NPLs	%
Single Family-Mortgage & Warehouse	$4,123	$51	1.24%
Multifamily and Commercial Mortgage	4,001	39	0.97
Commercial Real Estate	5,913	26	0.44
Commercial & Industrial - Non-RE	4,828	4	0.08
Auto & Consumer	450	2	0.44
Other	2	0	—
Total	$19,317	$122	0.63%

March 31, 2023	Loans O/S	NPLs	%
Single Family-Mortgage & Warehouse	$4,088	$36	0.88%
Multifamily and Commercial Mortgage	3,083	37	1.20
Commercial Real Estate	5,794	15	0.26
Commercial & Industrial - Non-RE	2,455	3	0.12
Auto & Consumer	594	2	0.34
Other	6	3	50.00
Total	$16,020	$96	0.60%



AXOS FINANCIAL, INC.
SELECTED CONSOLIDATED FINANCIAL INFORMATION
(Unaudited – dollars in thousands)

	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
Selected Balance Sheet Data:					
Total assets	$ 22,642,133	$ 21,623,764	$ 20,825,206	$ 20,348,469	$ 19,782,481
Loans—net of allowance for credit losses	18,733,455	18,264,354	16,955,041	16,456,728	15,836,255
Loans held for sale, carried at fair value	16,239	13,468	8,014	23,203	7,920
Loans held for sale, lower of cost or fair value	—	—	—	776	303
Allowance for credit losses	257,522	251,749	170,870	166,680	161,293
Securities—trading	592	329	640	758	400
Securities—available-for-sale	207,582	239,812	236,726	232,350	279,612
Securities borrowed	105,853	145,176	96,424	134,339	87,293
Customer, broker-dealer and clearing receivables	292,630	265,857	285,423	374,074	323,359
Total deposits	19,103,532	18,203,912	17,565,741	17,123,108	16,738,869
Advances from the FHLB	90,000	90,000	90,000	90,000	90,000
Borrowings, subordinated notes and debentures	330,389	341,086	447,733	361,779	334,330
Securities loaned	119,800	155,492	116,446	159,832	114,613
Customer, broker-dealer and clearing payables	387,176	368,885	341,915	445,477	406,092
Total stockholders' equity	2,196,293	2,078,224	1,976,208	1,917,159	1,844,104
Capital Ratios:					
Equity to assets at end of period	9.70 %	9.61 %	9.49 %	9.42 %	9.32 %
Axos Financial, Inc.:					
Tier 1 leverage (to adjusted average assets)	9.33 %	9.39 %	9.27 %	8.96 %	9.29 %
Common equity tier 1 capital (to risk-weighted assets)	11.47 %	10.97 %	11.11 %	10.94 %	10.71 %
Tier 1 capital (to risk-weighted assets)	11.47 %	10.97 %	11.11 %	10.94 %	10.71 %
Total capital (to risk-weighted assets)	14.26 %	13.79 %	14.06 %	13.82 %	13.63 %
Axos Bank:					
Tier 1 leverage (to adjusted average assets)	9.86 %	10.22 %	9.99 %	9.68 %	10.17 %
Common equity tier 1 capital (to risk-weighted assets)	12.47 %	12.26 %	11.69 %	11.63 %	11.55 %
Tier 1 capital (to risk-weighted assets)	12.47 %	12.26 %	11.69 %	11.63 %	11.55 %
Total capital (to risk-weighted assets)	13.49 %	13.25 %	12.65 %	12.50 %	12.40 %
Axos Clearing LLC:					
Net capital	$ 102,963	$ 103,454	$ 101,391	$ 35,221	$ 79,459
Excess capital	$ 97,646	$ 98,397	$ 96,211	$ 29,905	$ 74,377
Net capital as a percentage of aggregate debit items	38.73 %	40.92 %	39.14 %	13.25 %	31.27 %
Net capital in excess of 5% aggregate debit items	$ 89,671	$ 90,812	$ 88,440	$ 21,930	$ 66,755

AXOS FINANCIAL, INC.
SELECTED CONSOLIDATED FINANCIAL INFORMATION
(Unaudited – dollars in thousands)



	At or For The Three Months Ended								
	March 31, 2024		December 31, 2023		September 30, 2023		June 30, 2023		March 31, 2023
Selected Income Statement Data:									
Interest and dividend income	$	443,564	$	394,663	$	363,952	$	346,430	$	307,334
Interest expense		181,958		166,057		152,797		142,676		108,352
Net interest income		261,606		228,606		211,155		203,754		198,982
Provision for credit losses		6,000		13,500		7,000		7,000		5,500
Net interest income, after provision for credit losses		255,606		215,106		204,155		196,754		193,482
Non-interest income		33,163		124,129		34,507		120,488		32,246
Non-interest expense		133,228		121,839		120,506		112,456		111,044
Income before income taxes		155,541		217,396		118,156		204,786		114,684
Income taxes		44,821		65,625		35,511		29,647		34,834
Net income	$	110,720	$	151,771	$	82,645	$	175,139	$	79,850
Per Common Share Data:									
Net income:									
Basic	$	1.94	$	2.65	$	1.40	$	1.48	$	1.33
Diluted	$	1.91	$	2.62	$	1.38	$	1.46	$	1.32
Adjusted earnings per common share (Non-GAAP)[1]	$	1.94	$	1.60	$	1.41	$	1.50	$	1.35
Book value per common share	$	38.48	$	36.53	$	33.78	$	32.53	$	31.07
Tangible book value per common share (Non-GAAP)[1]	$	35.46	$	33.45	$	30.72	$	29.51	$	28.03
Weighted average number of common shares outstanding:									
Basic		56,932,050		57,216,621		58,949,038		58,981,372		59,930,634
Diluted		58,037,698		57,932,834		59,808,322		59,707,871		60,627,400
Common shares outstanding at end of period		57,079,429		56,898,377		58,503,976		58,943,035		59,355,124
Common shares issued at end of period		70,033,523		69,828,709		69,826,263		69,465,446		69,340,533
Performance Ratios and Other Data:									
Loan originations for investment	$	2,801,110	$	2,739,261	$	2,605,332	$	2,216,764	$	1,735,651
Loan originations for sale		47,821		44,325		52,858		95,788		45,200
Loan purchases		—		789,516		51,892		650		787
Return on average assets		1.98 %		2.90 %		1.64 %		1.73 %		1.71 %
Return on average common stockholders' equity		20.71 %		30.39 %		16.91 %		18.60 %		17.42 %
Interest rate spread[2]		3.88 %		3.58 %		3.37 %		3.20 %		3.46 %
Net interest margin[3]		4.87 %		4.55 %		4.36 %		4.19 %		4.42 %
Net interest margin[3] – Banking Business Segment		4.92 %		4.62 %		4.46 %		4.26 %		4.50 %
Efficiency ratio[4]		45.20 %		34.54 %		49.05 %		47.56 %		48.02 %
Efficiency ratio[4] – Banking Business Segment		38.82 %		30.96 %		45.44 %		45.07 %		47.48 %
Asset Quality Ratios:									
Net annualized charge-offs to average loans		0.07 %		0.04 %		0.04 %		0.04 %		0.04 %
Non-performing loans and leases to total loans		0.63 %		0.65 %		0.62 %		0.52 %		0.60 %
Non-performing assets to total assets		0.55 %		0.60 %		0.56 %		0.47 %		0.51 %
Allowance for credit losses - loans to total loans held for investment[5]		1.36 %		1.33 %		1.00 %		1.00 %		1.01 %
Allowance for credit losses - loans to non-performing loans[5]		210.95 %		205.50 %		159.80 %		191.23 %		168.12 %

[1] *See "Use of Non-GAAP Financial Measures" herein.*
[2] *Interest rate spread represents the difference between the annualized weighted average yield on interest-earning assets and the annualized weighted average rate paid on interest-bearing liabilities.*
[3] *Net interest margin represents annualized net interest income as a percentage of average interest-earning assets.*
[4] *Efficiency ratio represents non-interest expense as a percentage of the aggregate of net interest income and non-interest income.*

11

Use of Non-GAAP Financial Measures

In addition to the results presented in accordance with GAAP, this earnings supplement includes non-GAAP financial measures such as adjusted earnings, adjusted earnings per diluted common share, and tangible book value per common share. Non-GAAP financial measures have inherent limitations, may not be comparable to similarly titled measures used by other companies and are not audited. Readers should be aware of these limitations and should be cautious as to their reliance on such measures. Although we believe the non-GAAP financial measures disclosed in this report enhance investors' understanding of our business and performance, these non-GAAP measures should not be considered in isolation, or as a substitute for GAAP basis financial measures.

We define "adjusted earnings", a non-GAAP financial measure, as net income without the after-tax impact of non-recurring acquisition-related costs and other costs (unusual or non-recurring charges). Adjusted earnings per diluted common share ("adjusted EPS"), a non-GAAP financial measure, is calculated by dividing non-GAAP adjusted earnings by the average number of diluted common shares outstanding during the period. We believe the non-GAAP measures of adjusted earnings and adjusted EPS provide useful information about the Company's operating performance. We believe excluding the non-recurring acquisition related costs and other costs (unusual or non-recurring) provides investors with an alternative understanding of Axos' core business.

Below is a reconciliation of net income, the nearest compatible GAAP measure, to adjusted earnings and adjusted EPS (Non-GAAP) for the periods shown:

(Dollars in thousands, except per share amounts)	March 31, 2024		December 31, 2023		September 30, 2023		June 30, 2023		March 31, 2023	
Net income	$	110,720	$	151,771	$	82,645	$	87,356	$	79,850
FDIC Loan Purchase - Gain on purchase		—		(92,397)		—		—		—
FDIC Loan Purchase - Provision for credit losses		—		4,648		—		—		—
Acquisition-related costs		2,719		2,780		2,790		2,779		2,846
Other costs		—		—		—		—		—
Income taxes		(784)		25,650		(839)		(704)		(864)
Adjusted earnings (non-GAAP)	$	112,655	$	92,452	$	84,596	$	89,431	$	81,832
Average dilutive common shares outstanding		58,037,698		57,932,834		59,808,322		59,707,871		60,627,400
Diluted EPS	$	1.91	$	2.62	$	1.38	$	1.46	$	1.32
FDIC Loan Purchase - Gain on Purchase		—		(1.59)		—		—		—
FDIC Loan Purchase - Provision for credit losses		—		0.08		—		—		—
Acquisition-related costs		0.05		0.05		0.05		0.05		0.04
Other costs		—		—		—		—		—
Income taxes		(0.02)		0.44		(0.02)		(0.01)		(0.01)
Adjusted EPS (Non-GAAP)	$	1.94	$	1.60	$	1.41	$	1.50	$	1.35

We define "tangible book value", a non-GAAP financial measure, as book value adjusted for goodwill and other intangible assets. Tangible book value is calculated using common stockholders' equity minus servicing rights, goodwill and other intangible assets. Tangible book value per common share, a non-GAAP financial measure, is calculated by dividing tangible book value by the common shares outstanding at the end of the period. We believe tangible book value per common share is useful in evaluating the Company's capital strength, financial condition, and ability to manage potential losses.

Below is a reconciliation of total stockholders' equity, the nearest compatible GAAP measure, to tangible book value per common share (non-GAAP) as of the dates indicated:

(Dollars in thousands, except per share amounts)	March 31, 2024		December 31, 2023		September 30, 2023		June 30, 2023		March 31, 2023	
Common stockholders' equity	$	2,196,293	$	2,078,224	$	1,976,208	$	1,917,159	$	1,844,104
Less: servicing rights, carried at fair value		28,130		28,043		29,338		25,443		25,396
Less: goodwill and intangible assets		144,324		146,793		149,572		152,149		154,928
Tangible common stockholders' equity (Non-GAAP)	$	2,023,839	$	1,903,388	$	1,797,298	$	1,739,567	$	1,663,780
Common shares outstanding at end of period		57,079,429		56,898,377		58,503,976		58,943,035		59,355,124
Book value per common share	$	38.48	$	36.53	$	33.78	$	32.53	$	31.07
Less: servicing rights, carried at fair value per common share	$	0.49	$	0.49	$	0.50	$	0.44	$	0.43
Less: goodwill and other intangible assets per common share	$	2.53	$	2.59	$	2.56	$	2.58	$	2.61
Tangible book value per common share (Non-GAAP)	$	35.46	$	33.45	$	30.72	$	29.51	$	28.03

Contact Information

axos

Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, SVP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com